Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for July 2025

Passenger traffic increased year-on-year in Colombia by 3.5% and Mexico by 2.0%, and decreased by 1.9% in Puerto Rico.

Mexico City, August 5, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for July 2025 reached a total of 6.5 million passengers, representing an increase of 1.5% compared to July 2024.

Passenger traffic increased year-over-year by 3.5% in Colombia and 2.0% in Mexico, and decreased by 1.9% in Puerto Rico. Traffic in Colombia was driven by increases of 10.7% and 1.2% in international and domestic travel, respectively. In Mexico, traffic increased by 3.7% and 0.4% in international and domestic travel, respectively. Puerto Rico reported an 8.0% increase in international traffic and a 3.5% decrease in domestic traffic.

All figures in this statement reflect comparisons between the period from July 1 to 31, 2025 and from July 1 to 31, 2024. Figures excluded transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,545,600	3,617,941	2.0	25,235,650	24,579,607	(2.6)
Domestic Traffic	1,790,033	1,796,925	0.4	11,302,123	11,312,878	0.1
International Traffic	1,755,567	1,821,016	3.7	13,933,527	13,266,729	(4.8)
San Juan, Puerto Rico	1,408,958	1,381,674	(1.9)	8,140,218	8,570,856	5.3
Domestic Traffic	1,218,928	1,176,500	(3.5)	7,227,852	7,527,648	4.1
International Traffic	190,030	205,174	8.0	912,366	1,043,208	14.3
Colombia	1,460,549	1,511,049	3.5	9,363,792	9,696,845	3.6
Domestic Traffic	1,117,757	1,131,678	1.2	7,316,422	7,383,709	0.9
International Traffic	342,792	379,371	10.7	2,047,370	2,313,136	13.0
Total Traffic	6,415,107	6,510,664	1.5	42,739,660	42,847,308	0.3
Domestic Traffic	4,126,718	4,105,103	(0.5)	25,846,397	26,224,235	1.5
International Traffic	2,288,389	2,405,561	5.1	16,893,263	16,623,073	(1.6)

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Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,790,033	1,796,925	0.4	11,302,123	11,312,878	0.1
CUN	Cancun	940,874	921,781	(2.0)	5,805,786	5,740,454	(1.1)
CZM	Cozumel	19,972	25,030	25.3	138,696	148,899	7.4
HUX	Huatulco	70,876	63,803	(10.0)	427,022	387,109	(9.3)
MID	Merida	287,335	317,740	10.6	1,886,237	1,974,353	4.7
MTT	Minatitlan	14,228	14,470	1.7	80,998	89,105	10.0
OAX	Oaxaca	134,948	140,838	4.4	876,234	912,178	4.1
TAP	Tapachula	53,483	42,680	(20.2)	352,911	294,392	(16.6)
VER	Veracruz	138,412	152,204	10.0	885,446	967,503	9.3
VSA	Villahermosa	129,905	118,379	(8.9)	848,793	798,885	(5.9)
International Traffic		1,755,567	1,821,016	3.7	13,933,527	13,266,729	(4.8)
CUN	Cancun	1,637,174	1,709,759	4.4	13,010,812	12,373,539	(4.9)
CZM	Cozumel	32,836	27,524	(16.2)	341,986	265,627	(22.3)
HUX	Huatulco	2,993	2,712	(9.4)	102,898	99,718	(3.1)
MID	Merida	32,253	33,557	4.0	220,849	237,902	7.7
MTT	Minatitlan	771	921	19.5	4,165	4,460	7.1
OAX	Oaxaca	28,700	24,541	(14.5)	144,098	157,745	9.5
TAP	Tapachula	1,651	1,520	(7.9)	8,101	13,803	70.4
VER	Veracruz	15,999	16,333	2.1	80,455	88,439	9.9
VSA	Villahermosa	3,190	4,149	30.1	20,163	25,496	26.4
Traffic Total Mexico		3,545,600	3,617,941	2.0	25,235,650	24,579,607	(2.6)
CUN	Cancun	2,578,048	2,631,540	2.1	18,816,598	18,113,993	(3.7)
CZM	Cozumel	52,808	52,554	(0.5)	480,682	414,526	(13.8)
HUX	Huatulco	73,869	66,515	(10.0)	529,920	486,827	(8.1)
MID	Merida	319,588	351,297	9.9	2,107,086	2,212,255	5.0
MTT	Minatitlan	14,999	15,391	2.6	85,163	93,565	9.9
OAX	Oaxaca	163,648	165,379	1.1	1,020,332	1,069,923	4.9
TAP	Tapachula	55,134	44,200	(19.8)	361,012	308,195	(14.6)
VER	Veracruz	154,411	168,537	9.1	965,901	1,055,942	9.3
VSA	Villahermosa	133,095	122,528	(7.9)	868,956	824,381	(5.1)

US Passenger Traffic, San Juan Airport (LMM)
	July		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,408,958	1,381,674	(1.9)	8,140,218	8,570,856	5.3
Domestic Traffic	1,218,928	1,176,500	(3.5)	7,227,852	7,527,648	4.1
International Traffic	190,030	205,174	8.0	912,366	1,043,208	14.3

Colombia Passenger Traffic Airplan
		July		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,117,757	1,131,678	1.2	7,316,422	7,383,709	0.9
MDE	Rionegro	844,675	856,611	1.4	5,452,915	5,586,822	2.5
EOH	Medellin	104,251	106,298	2.0	703,121	668,197	(5.0)
MTR	Monteria	121,808	119,535	(1.9)	843,203	801,111	(5.0)
APO	Carepa	15,036	15,478	2.9	102,685	101,314	(1.3)
UIB	Quibdo	28,394	30,435	7.2	194,955	195,116	0.1
CZU	Corozal	3,593	3,321	(7.6)	19,543	31,149	59.4
International Traffic		342,792	379,371	10.7	2,047,370	2,313,136	13.0
MDE	Rionegro	342,792	379,371	10.7	2,047,370	2,313,136	13.0
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,460,549	1,511,049	3.5	9,363,792	9,696,845	3.6
MDE	Rionegro	1,187,467	1,235,982	4.1	7,500,285	7,899,958	5.3
EOH	Medellin	104,251	106,298	2.0	703,121	668,197	(5.0)
MTR	Monteria	121,808	119,535	(1.9)	843,203	801,111	(5.0)
APO	Carepa	15,036	15,478	2.9	102,685	101,314	(1.3)
UIB	Quibdo	28,394	30,435	7.2	194,955	195,116	0.1
CZU	Corozal	3,593	3,321	(7.6)	19,543	31,149	59.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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